MFund Services LLC

36 North New York Avenue

Huntington, NY 11743

February 29, 2016

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mutual Fund and Variable Insurance Trust

Registration Statement on Form N-1A

File No. 033-11905 and 811-05010

Ladies and Gentlemen:

On behalf of the Mutual Fund and Variable Insurance Trust (formerly, The Huntington Funds), a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 113 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing is to revise the investment strategies of the Rational Dividend Capture Fund, Rational Risk Managed Emerging Markets Fund, Rational Real Strategies Fund, Rational Defensive Growth and Rational Strategic Allocation Fund and to register additional share classes of the Rational Risk Managed Emerging Markets Fund, Rational Real Strategies Fund and Rational Strategic Allocation Fund.

If you have any questions, please contact Jennifer Bailey at (631) 629-4237.

Very truly yours,

/s/ Jennifer A. Bailey

Jennifer A. Bailey

Enclosures

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.